# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NOVAGOLD Resources Inc., CIK 0001173420
CUSIP: 66987E206
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 201 South Main Street, Suite 400, Salt Lake City, Utah (UT), 84111
Date of event which requires filing of this statement: 07/21/2026
Filed by CIK 0001454795
Persons authorized to receive notices and communications: Electrum Strategic Resources, 600 Fifth Ave., 24th Fl., New York, New York (NY), 10020, (646) 365-1600

## Reporting persons
- Electrum Strategic Resources L.P. (CIK 0001454795): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 99,277,813; sole dispositive power 0; shared dispositive power 99,277,813; aggregate amount beneficially owned 99,277,813 (22.6% of the class)
- The Electrum Group LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 99,277,813; sole dispositive power 0; shared dispositive power 99,277,813; aggregate amount beneficially owned 99,277,813 (22.6% of the class)
- Electrum Global Holdings L.P.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 99,277,813; sole dispositive power 0; shared dispositive power 99,277,813; aggregate amount beneficially owned 99,277,813 (22.6% of the class)
- TEG Global GP Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 99,277,813; sole dispositive power 0; shared dispositive power 99,277,813; aggregate amount beneficially owned 99,277,813 (22.6% of the class)
- Leopard Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 99,277,813; sole dispositive power 0; shared dispositive power 99,277,813; aggregate amount beneficially owned 99,277,813 (22.6% of the class)
- GRAT Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,286,977; shared voting power 99,277,813; sole dispositive power 5,286,977; shared dispositive power 99,277,813; aggregate amount beneficially owned 104,564,790 (23.8% of the class)
- Thomas S. Kaplan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 326,245; shared voting power 104,564,790; sole dispositive power 326,245; shared dispositive power 104,564,790; aggregate amount beneficially owned 104,891,035 (23.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: NOVAGOLD Resources Inc.
Address of issuer's principal executive offices: 201 South Main Street, Suite 400, Salt Lake City, Utah (UT), 84111
Comment: This Amendment No. 11 (this "Amendment") amends the Schedule 13D (as amended, the "Schedule 13D") filed by Electrum Strategic Resources L.P. (formerly Electrum Strategic Resources LLC) ("Electrum Strategic") on February 2, 2009, as amended by (i) Amendment No. 1 to the Schedule 13D filed on July 12, 2010, Amendment No. 2 to the Schedule 13D filed on December 17, 2010, and Amendment No. 3 to the Schedule 13D filed on December 5, 2011, in each case by Electrum Strategic; (ii) Amendment No. 4 to the Schedule 13D filed on January 9, 2012, Amendment No. 5 to the Schedule 13D filed on February 15, 2012, and Amendment No. 6 to the Schedule 13D filed on March 20, 2012, in each case by Electrum Strategic and The Electrum Group LLC ("TEG Services"); (iii) Amendment No. 7 to the Schedule 13D filed on December 31, 2012 by Electrum Strategic, TEG Services, Electrum Global Holdings L.P. ("Global Holdings"), TEG Global GP Ltd. ("Global GP"), Leopard Holdings LLC ("Leopard"), and GRAT Holdings LLC ("GRAT Holdings"); and (iv) Amendment No. 8 to the Schedule 13D filed on July 3, 2023, Amendment No. 9 to the Schedule 13D filed on April 23, 2025, and Amendment No. 10 to the Schedule 13D filed on May 9, 2025, in each case by Electrum Strategic, TEG Services, Global Holdings, Global GP, Leopard, GRAT Holdings and Thomas S. Kaplan ("Kaplan"), with respect to the common shares, no par value (the "Common Shares"), of NOVAGOLD Resources Inc. (the "Issuer"). The purpose of this Amendment is to report the entry by Electrum Strategic and Kaplan into the Voting Agreements (as defined below). All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

Arrangement and Voting Agreements

As further described in the Current Report on Form 8-K filed by the Issuer on July 22, 2026, on July 21, 2026, the Issuer, NovaGold Corporation and Paulson Advisers LLC entered into an Arrangement Agreement (the "Arrangement Agreement") pursuant to which, among other things, and on the terms and subject to the conditions thereof, NovaGold Corporation will acquire all of the issued and outstanding Common Shares of the Issuer by way of an arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) in accordance with the plan of arrangement of the Issuer (the "Plan of Arrangement").

In connection with the execution of the Arrangement Agreement, NovaGold Corporation entered into (i) a Voting Agreement with Kaplan (the "Kaplan Voting Agreement") and (ii) a Voting Agreement with Electrum Strategic (the "Electrum Voting Agreement" and, together with the Kaplan Voting Agreement, the "Voting Agreements"), in each case dated July 21, 2026.

Pursuant to the Kaplan Voting Agreement, Kaplan has agreed, among other things, to vote his Common Shares (i) in favor of the approval of the transactions contemplated by the Arrangement Agreement and related agreements (the "Transaction Agreements"), including the special resolution of the Issuer shareholders approving the Plan of Arrangement which is to be considered at a special meeting of Issuer shareholders, and (ii) against any action, agreement, transaction or proposal that would reasonably be expected to impede or delay completion of the Arrangement and each of the transactions contemplated by the Transaction Agreements. The Kaplan Voting Agreement may be terminated by any party thereto upon (i) the Issuer shareholder approval having been obtained, (ii) either party failing to comply with their respective representations, warranties or covenants, (iii) the Transaction Agreements being terminated in accordance with their terms, (iv) mutual written agreement or (v) the conditions to the completion of the Arrangement as set out in the Arrangement Agreement not having been satisfied or waived by March 31, 2027.

Pursuant to the Electrum Voting Agreement, Electrum Strategic has agreed, among other things, to vote its Common Shares (i) in favor of the approval of the transactions contemplated by the Transaction Agreements, including the special resolution of the Issuer shareholders approving the Plan of Arrangement which is to be considered at a special meeting of Issuer shareholders, and (ii) against any action, agreement, transaction or proposal that would reasonably be expected to impede or delay completion of the Arrangement and each of the transactions contemplated by the Transaction Agreements, without the foregoing in any way limiting its right to vote its Common Shares on any unrelated matters. The Electrum Voting Agreement may be terminated by any party thereto upon (i) the Issuer shareholder approval having been obtained, (ii) either party failing to comply with their respective representations, warranties or covenants, (iii) the Transaction Agreements being terminated in accordance with their terms or (iv) the conditions to the completion of the Arrangement as set out in the Arrangement Agreement not having been satisfied or waived by March 31, 2027.

The description of the Voting Agreements contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are included hereto as Exhibits 99.1 and 99.2 and are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

As of the date hereof, the Reporting Persons (and each of them) beneficially own the number of Common Shares set forth below. Percentage ownership is based upon 438,780,614 issued and outstanding Common Shares, as reported by the Issuer to be outstanding pursuant to the Issuer's Form 10-Q filed with the SEC on June 24, 2026.

(1) All Reporting Persons

Number of shares: 104,891,035
Percentage of shares: 23.9%

(2) Electrum Strategic

Number of shares: 99,277,813
Percentage of shares: 22.6%

(3) TEG Services

Number of shares: 99,277,813
Percentage of shares: 22.6%

(4) Global Holdings

Number of shares: 99,277,813
Percentage of shares: 22.6%

(5) Global GP

Number of shares: 99,277,813
Percentage of shares: 22.6%

(6) Leopard

Number of shares: 99,277,813
Percentage of shares: 22.6%

(7) GRAT Holdings

Number of shares: 104,564,790
Percentage of shares: 23.8%

(8) Kaplan

Number of shares: 104,891,035
Percentage of shares: 23.9%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

(1) Electrum Strategic

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 99,277,813*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 99,277,813*

(2) TEG Services

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 99,277,813*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 99,277,813*

(3) Global Holdings

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 99,277,813*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 99,277,813*

(4) Global GP

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 99,277,813*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 99,277,813*

(5) Leopard

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 99,277,813*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 99,277,813*

(6) GRAT Holdings

Sole power to vote or direct the vote: 5,286,977
Shared power to vote or direct the vote: 99,277,813*
Sole power to dispose or to direct the disposition: 5,286,977
Shared power to dispose or direct the disposition: 99,277,813*

(7) Kaplan

Sole power to vote or direct the vote: 326,245**
Shared power to vote or direct the vote: 104,891,035***
Sole power to dispose or to direct the disposition: 326,245**
Shared power to dispose or direct the disposition: 104,891,035***

* Consists of (i) 92,902,813 Common Shares and (ii) warrants to acquire 6,375,000 Common Shares held by Electrum Strategic.

** Consists of (i) 11,710 Common Shares, (ii) options that are exercisable within 60 days of the date hereof to acquire 195,267 Common Shares and (ii) 119,268 shares that may be acquired on the conversion of deferred share units held by Kaplan.

*** Consists of (i) 92,902,813 Common Shares held by Electrum Strategic, (ii) warrants to acquire 6,375,000 Common Shares held by Electrum Strategic and (ii) 5,286,977 Common Shares held by GRAT Holdings.

Global Holdings is the owner of all of the limited partnership interests of Electrum Strategic. Global GP is the sole general partner of, and TEG Services is the investment adviser to, Global Holdings. TEG Services possesses voting and investment discretion with respect to assets of Global Holdings, including indirect investment discretion with respect to the Common Shares held by Electrum Strategic. Leopard controls Global Holdings through Global GP, and GRAT Holdings is the owner and managing member of Leopard. The Investment Committee of GRAT Holdings (see Schedule A to Amendment No. 9) exercises voting and investment decisions on behalf of GRAT Holdings.
Transactions in the class effected during the past sixty days: On June 1, 2026, Kaplan acquired 1,302.115 deferred share units for no consideration in respect of his service as a director of the Issuer. Except for such acquisition, no Reporting Person nor any person named on Schedule A to Amendment No. 9 has effected any transaction in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The information contained in Item 4 of this Amendment is incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Voting Agreement, dated July 21, 2026, by and between NovaGold Corporation and Thomas S. Kaplan.

Exhibit 99.2 - Voting Agreement, dated July 21, 2026, by and between NovaGold Corporation and Electrum Strategic Resources L.P.

## Signatures
- Electrum Strategic Resources L.P.: /s/ Michael H. Williams, Michael H. Williams, Managing Director of Electrum Strategic Management LLC, its General Partner (07/23/2026)
- The Electrum Group LLC: /s/ Michael H. Williams, Michael H. Williams, Senior Managing Director (07/23/2026)
- Electrum Global Holdings L.P.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Director of TEG Global GP Ltd., its General Partner (07/23/2026)
- TEG Global GP Ltd.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Director (07/23/2026)
- Leopard Holdings LLC: /s/ Andrew M. Shapiro, Andrew M. Shapiro, President (07/23/2026)
- GRAT Holdings LLC: /s/ Thomas S. Kaplan, Thomas S. Kaplan, Co-Chief Executive Officer (07/23/2026)
- Thomas S. Kaplan: /s/ Thomas S. Kaplan, Thomas S. Kaplan (07/23/2026)